Notice of Availability of Proxy Materials for Lightspeed Commerce Inc.’s Annual and Special Meeting of Shareholders Meeting Date and Location: When: Thursday, July 30, 2026 at 11:00 a.m. (ET) Where: Via live audio webcast online at https://meetings.lumiconnect.com/400-575-470-442 Password: lightspeed2026 (case sensitive) You are receiving this notification as Lightspeed Commerce Inc. (the “Company”) has decided to use the notice and access model for delivery of its management information circular (the “Management Information Circular”) and its annual report for the fiscal year ended March 31, 2026 (the “Annual Report” and, together with the Management Information Circular, the “Proxy Materials”) to its shareholders and to advise that the Proxy Materials for the above noted shareholders’ meeting are available on the Internet. Using the notice and access model for delivery reduces the Company’s environmental footprint and substantially reduces its printing and mailing costs. This communication presents only an overview of the more complete Proxy Materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the Management Information Circular and other proxy- related materials before voting. The Proxy Materials and other relevant materials are available at: https://docs.tsxtrust.com/LSPD/EN AND investors.lightspeedhq.com AND www.sedarplus.com How to obtain paper copies of the Proxy Materials The Company will provide a paper copy of the Proxy Materials to any shareholder upon request, free of charge, for a period of 1 year from the date the Management Information Circular is filed on SEDAR+. You may request a paper copy of the Proxy Materials at any time before the meeting on the web at https://docs.tsxtrust.com/LSPD/EN, by contacting TSX Trust Company at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries), or by email at tsxt- fulfilment@tmx.com. Please be sure to keep your proxy form or voting instruction form, because you will not receive another copy if you request a paper copy of the Proxy Materials. Please allow a period of 3 business days for processing your request as well as usual mailing times. To receive the Proxy Materials in advance of the proxy voting deadline and the date of the meeting, we estimate that requests for paper copies must be received no later than 5:00 p.m. (ET) on July 15, 2026. After the meeting, such requests may be made by calling the same numbers or sending an email to the same email indicated above, and the Proxy Materials will then be sent within 10 calendar days of such request.

Notice of Annual and Special Meeting of Shareholders The resolutions to be voted on at the meeting are listed below along with the sections within the Management Information Circular where disclosure regarding the matter can be found. 1. Election of Directors 2. Appointment of Auditors 3. Advisory Resolution on Executive Compensation 4. Ordinary Resolution in respect of the Amended and Restated Omnibus Incentive Plan Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed form of proxy or voting instruction form. Your form of proxy or voting instruction form must be received by 11:00 a.m. (ET) on July 28, 2026 (or, if the meeting is adjourned or postponed, 48 hours (Saturdays, Sundays and holidays excepted) before the time at which the meeting is reconvened). PLEASE REVIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING Annual Consolidated Financial Statements delivery • Only to registered and beneficial holders who opted to receive one Report on Anti-Modern Slavery, Human Trafficking and Child Labor FY26 • Shareholders may access our anti-modern slavery report for the fiscal year ended March 31, 2026, which was prepared pursuant to the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada), at: https://investors.lightspeedhq.com/English/management/governance-documents/default.aspx Questions? If you have any questions about this notice or notice-and-access generally, please contact TSX Trust Company: Phone: 1-800-387-0825 (toll free in Canada and the United States) or 416-682-3860 (other countries) Email: shareholderinquiries@tmx.com